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Exhibit 12.1

        The historical ratios of earnings to fixed charges of K-Sea Transportation Partners L.P. and our consolidated subsidiaries for the periods indicated below are as follows:

Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended June 30,
						Three Months Ended Sept 30, 2003	Three Months Ended Sept 30, 2004
	2000	2001	2002	2003	2004
Earnings:
Pre-tax income before equity earnings	$3,241	$10,104	$6,994	$5,164	$4,174	$1,452	$3,337
Fixed Charges	8,770	9,346	8,124	9,581	7,162	2,339	1,309
Amortization of capitalized interest	—	—	—	16	51	8	17
Less:
Interest Capitalized	—	27	488	656	672	139	115

Earnings as Adjusted	12,011	19,423	14,630	14,105	10,715	3,660	4,548

Fixed Charges:
Interest expense, net (includes amortization of debt)	8,653	9,202	7,519	8,808	6,370	2,171	1,161
Add:
Interest capitalized	—	27	488	656	672	139	115
Portion of Rents Representative of the Interest Factor	117	117	117	117	120	29	33

Fixed Charges	8,770	9,346	8,124	9,581	7,162	2,339	1,309

Ratio of Earnings to Fixed Charges	1.37	2.08	1.80	1.47	1.50	1.56	3.47

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Ratio of Earnings to Fixed Charges (in thousands)